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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
405

SEC FILE NUMBER
8- 49677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** AND ENDING **12/31/2012**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARVEST INVESTMENTS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 W. Monroe Ave.
(No. and Street)

Lowell, Arkansas 72745
(City) (State) (Zip Code)

13015122

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name: **Calvin Jarrett** (Area Code – Telephone Number): **(479) 770-1825**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) **10 Tenth Street** (City) **Atlanta** (State) **Georgia** (Zip Code) **30309**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
3/8/13

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL - #12390106
SUSANA HURTADO
NOTARY PUBLIC-ARKANSAS
BENTON COUNTY
MY COMMISSION EXPIRES: 09-25-2

Susana Hurtado
Notary Public

Calvin Jarrett
Signature

President-Investment Services
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Financial Statements and Supplementary Information

December 31, 2012

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Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)

Financial Statements and Supplementary Information

December 31, 2012

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2012

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Independent Auditor's Report

To the Board of Directors of
Arvest Bank Group, Inc.

We have audited the accompanying financial statements of Arvest Investments, Inc. (a wholly owned subsidiary of Arvest Bank) (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statements of operations, changes stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

February 21, 2013

PricewaterhouseCoopers LLP

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 6,603,598
Receivables from broker-dealers	1,050,286
Trading securities	39,292
Notes receivable	300,390
Prepaid expenses	212,377
Other assets	130,752
Total assets	$ 8,336,695
Liabilities and Stockholder's Equity	
Payable to Arvest Bank	$ 851,784
Payables to broker-dealers	39,400
Accrued compensation expense	1,945,511
Total liabilities	2,836,695
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Total stockholder's equity	5,500,000
Total liabilities and stockholder's equity	$ 8,336,695

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Operations
Year Ended December 31, 2012

Revenues	
Commissions	$ 22,294,423
Mutual fund fees	2,270,141
Trading profits	153,348
Qualified plan revenue	1,054,006
Other income	21,548
Total revenues	25,793,466
Expenses	
Compensation and related benefits	20,558,360
Market data services	768,184
Occupancy	368,932
Software expenses	158,396
Travel expenses	368,979
Regulatory fees and expenses	363,509
Clearing expenses	610,049
Other expenses	718,177
Total expenses	23,914,586
Net revenue prior to allocation to Arvest Bank	1,878,880
Allocation of net revenue to Arvest Bank	(1,878,880)
Net income	$ -

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2012	$ 5,500,000	$ -	$ -	$ 5,500,000
Net income	-	-	-	$ -
Balance at December 31, 2012	$ 5,500,000	$ -	$ -	$ 5,500,000

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in receivables from broker-dealers	41,084
Decrease in trading securities	556,994
Decrease in notes receivable	274,838
Increase in prepaid expenses	(872)
Increase in other assets	(711)
Decrease in payable to Arvest Bank	(538,897)
Decrease in payables to broker-dealers	(550,688)
Increase in accrued compensation expense	212,210
Net cash provided by operating activities	(6,042)
Cash and cash equivalents	
Beginning of year	6,609,640
End of year	$ 6,603,598
Supplemental cash flows disclosures	
Interest paid	$ 1,963

The accompanying notes are an integral part of the financial statements.

1. Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition
Commission revenues and mutual fund fees are recorded by the Company on a trade date basis as security transactions occur. Commission revenues are recorded at the amount charged to the customer which, in many cases, may include varying discounts to standard rates. Annuity commissions are recognized when the signed contract and premium are submitted to the annuity carrier.

Commissions include certain asset-based fees. These include mutual fund and annuity trailing commissions. These revenues are recorded ratably over the period earned.

Trading Securities
Trading securities are carried at fair value based on quoted market prices.

Income Taxes
The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2012 or during the year then ended.

Fair Values of Financial Instruments
The Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Trading securities are recorded at fair value on a recurring basis. Information about the extent to which fair value is used to measure assets and liabilities, the valuation methodologies used and its effect on earnings is included in Note 9 "Fair Value Measurements."

3. Recently Issued Accounting Standards

Disclosures about Offsetting Assets and Liabilities
In December 2011, the Financial Accounting Standards Board (FASB) issued disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013 and will be applied retrospectively for all comparative periods presented. The adoption of this guidance will result in increased disclosures, but will have no effect on the Company's financial condition or results of operations.

Presentation of Comprehensive Income
In June 2011, the FASB issued amended guidance that eliminates the option to report other comprehensive income and its components in the statement of change in equity. The main provisions of this amended guidance provide that an entity that reports items of other comprehensive income present comprehensive income in either: (1) a single financial statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and total comprehensive income; or (2) a two-statement approach, where the components of net income and total net income are presented in the first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and total comprehensive income. For nonpublic entities, the amendments were effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter (January 1, 2012 for the Company). The adoption of this guidance had no effect on the Company's financial condition or results of operations.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP with the fair value measurement guidance concurrently issued by the International Accounting Standards Board for International Financial Reporting Standards (IFRS). The amended guidance does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under GAAP. While many of the changes are clarifications of existing guidance or wording changes to align with IFRS, the amended guidance changes some fair value measurement principles and disclosure requirements. For nonpublic entities, the amendments were effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this guidance did not have a material effect on the Company's financial condition or results of operations.

4. Receivables From Broker-Dealers

Amounts from broker-dealers at December 31, 2012 consisted of fees and commissions from the Company's clearing brokers. These receivables are short term in nature; therefore, the carrying value approximates fair value.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2012, the Company had net capital of $4,799,595 which was $4,549,595 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of .59 to 1, which was less than the maximum allowable ratio of 15 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

6. Notes Receivable

Notes receivable consist of loans to registered representatives with maturities ranging from two to five years. The company makes loans to registered representatives as a part of its hiring process. A portion of the loan is forgiven each year (typically over five years), if certain performance levels are met. Reserves have not been established on these loans as substantially all of the outstanding note balances are collateralized by fund balances in brokerage accounts.

7. Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the registered representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's revenues, net of the direct expenses incurred in connection with the generation of the revenues, plus an allocation of all of the Company's other expenses are allocated to Arvest Bank. As a result, the Company reports no net income after such allocation, and therefore reports no retained earnings.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2012 amounted to $20,529,231. The amount payable to Arvest Bank at December 31, 2012 of $851,784 represents unpaid balances relating to these expenses. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2012, there were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2012 totaling $48,588.

8. Commitments and Contingent Liabilities

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its financial position or results of operations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing brokers clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing brokers may be reimbursed by the Company in accordance with the clearing agreements between the clearing brokers and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge the Company has no maximum amount and may apply to all trades executed through the clearing broker-dealers, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company had recorded no liabilities with regard to this right. The Company has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. Fair Value Measurements

The Company records trading securities at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities. The Company held no Level 1 assets at December 31, 2012.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of

instruments that valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2012, the Company held municipal obligations classified as trading securities with a fair value of $39,292.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company held no Level 3 assets during the year ended December 31, 2012.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 for each of the fair value hierarchy levels:

	Financial Assets and Liabilities at Fair Value as of December 31, 2012				
	Level 1	**Level 2**	**Level 3**	**Total**	**Gains/ (Losses)**
Assets					
Municipal Obligations	$ -	$ 39,292	$ -	$ 39,292	(108)
Total financial assets at fair value	$ -	$ 39,292	$ -	$ 39,292	$ (108)

The Company held no financial instruments measured at fair value on a nonrecurring basis as of December 31, 2012.

10. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through February 21, 2013, which is the date the financial statements were issued.

Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012 **Schedule I**

Computation of Net Capital	
Total stockholder's equity	$ 5,500,000
Total stockholder's equity qualified for net capital	5,500,000
Deductions	
Nonallowable assets	
Trailer receivables	(84,483)
Security deposits	(30,000)
Prepaid expenses	(212,377)
Notes receivable	(300,390)
Total deductions	(627,250)
Net capital before haircuts on securities	4,872,750
Haircuts on securities	
Trading securities	(2,554)
Money market funds	(70,601)
Total haircuts on securities	(73,155)
Net capital	$ 4,799,595
Computation of Aggregate Indebtedness	
Payable to Arvest Bank	$ 851,784
Payables to broker-dealers	39,400
Accrued compensation expense	1,945,511
Aggregate indebtedness	$ 2,836,695
Computation of Basic Net Capital Requirements	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 4,549,595
Ratio of aggregate indebtedness to net capital	.59 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2012.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule II**

Credit balances	$ -
Free credit balances and other credit balances in customers' security accounts	
Monies borrowed collateralized by securities carried for the accounts of customers	
Monies payable against customers' securities loaned	
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	
Credit balances in firm accounts that are attributable to principal sales to customers	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	
Market value of short security count differences over thirty calendar days old	
Market value of short securities and credits in all suspense accounts over thirty calendar days	
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	
Total credit items	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
Failed to deliver of customers' securities not older than thirty calendar days	
Other	
Gross debits	-
Less: Three percent charge	
Total debit items	-
Reserve computation	
Excess of total debits over total credits	
Required deposit	$ -

No material differences existed between the above information and the information included in the Company's unaudited FOCUS report as of December 31, 2012.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 **Schedule III**

1.	Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued as of December 31, 2012 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ -
	A. Number of Items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of Items	-

No material differences existed between the above information and the information included in the Company's unaudited FOCUS report as of December 31, 2012.

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llustrative Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of Arvest Bank Group, Inc. and
Stockholder of Arvest Investments, Inc.:

In planning and performing our audit of the financial statements of Arvest Investments, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2013

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Report of Independent Accountants on Agreed Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors of Arvest Bank Group, Inc. and
Shareholder of Arvest Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Arvest Investments, Inc. for the year ended December 31, 2012, which were agreed to by Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Arvest Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Arvest Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated July 24,2012 and February 8, 2012 in the amounts of $1,166 and $11,493, respectively, compared to wire transfer numbers 82484684 and 95888167 obtained from Jeff Kinard, Financial and Operations Principal. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $25,793,464 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2, revenues from the distributions of shares of registered open end investment company or unit investment trust, from the sale of variance annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures contracts of $19,374,181 to supporting schedules and working papers provided by Jeff Kinard, Financial and Operational Principal. No differences noted.

    b. Compare deductions on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $610,049 to supporting schedules and working papers provided by Jeff Kinard, Financial and Operational Principal. No differences noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $5,807,271 and $14,518, respectively of the Form SIPC-7. No difference noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2011 on which it was originally computed of $1,859. No difference noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2013

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